
August 17, 2010

VIA U.S. MAIL

Ken Logan
President and Chief Executive Officer
Logan Sound, Inc.
1 Hunter Street East, Suite G100
Hamilton, ON, Canada L8N 3W1

Re: Logan Sound, Inc.
         Amendment No. 2 to the Registration Statement on Form S-1
         Filed July 27, 2010
         File No. 333-161869

Dear Mr. Logan:

    We have reviewed your response to our letter dated November 5, 2009 and have the following additional comments. Page references refer to the marked version of your filing on EDGAR.

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 6

1. We note your response to prior comment 2 and reissue in part. Please use parenthesis to present your accumulated deficit figures.

2. In this regard, we note you provide accumulated deficit as of July 31, 2009. Please revise to update your summary with the most recent interim financial information in the next amendment.

Ken Logan
Logan Sound
August 17, 2010
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joe Foti at (202) 551-3816 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor

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